Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 17, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 16, 2006, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 16, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

March 17, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

VOTING RESULTS AT FIRST EXTRAORDINARY GENERAL MEETING 2006,

APPOINTMENT OF DIRECTOR AND SUPERVISOR

AND AMENDMENT OF ARTICLES OF ASSOCIATIO

The Board announces that at the EGM held on March 16, 2006 the following resolutions were passed:

(1) the ordinary resolution in relation to the appointment of Mr. Ma Yongwei as an additional director of the Company;

(2) the ordinary resolution in relation to the appointment of Ms. Xia Zhihua as an additional supervisor of the Company; and

(3) the special resolution in relation to the amendment of the Articles of Association of the Company.

VOTING RESULTS AT THE FIRST EXTRAORDINARY GENERAL MEETING 2006 (THE “EGM”)

The EGM of China Life Insurance Company Limited (the “Company”) was held at its conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Thursday, March 16, 2006 at 10:00 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Yang Chao (“Mr. Yang”), chairman of the board of directors of the Company (the “Board”).

At the EGM, the chairman of the meeting demanded to put the resolutions set out in the Notice of the EGM dated January 6, 2006 to the vote by way of poll. The poll results in respect of the resolutions proposed at the EGM are as follows:

Ordinary Resolution	No. of Votes (%)		Total Number of Votes
	For	Against
Mr. Ma Yongwei be appointed as an additional director of the Company.	21,322,963,168 (99.7388%)	55,838,040 (0.2612%)	21,378,801,208
The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Ordinary Resolution	No. of Votes (%)		Total Number of Votes
	For	Against
Ms. Xia Zhihua be appointed as an additional supervisor of the Company.	21,377,209,768 (99.9921%)	1,688,440 (0.0079%)	21,378,898,208
The resolution was duly passed as an ordinary resolution.

Ordinary Resolution	No. of Votes (%)		Total Number of Votes
	For	Against
To amend the Articles of Association of the Company by revising the two occasions of “9 directors” to “11 directors” in Article 88.	21,335,296,768 (99.8112%)	40,356,640 (0.1888%)	21,375,653,408
The resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as the scrutineers in respect of the voting at the EGM and performed calculation to obtain the above poll voting results based on the completed and signed poll voting forms collected by the Company.

APPOINTMENT OF DIRECTOR AND SUPERVISOR AND AMENDMENT OF ARTICLES OF ASSOCIATION OF THE COMPANY

The Board announces that:

(i)	Appointment of Director

Mr. Ma Yongwei (“Mr. Ma”) has been appointed as an additional director of the Company. Mr. Ma’s appointment became effective on March 16, 2006. The biography of Mr. Ma is set out below.

(ii)	Appointment of Supervisor

Ms. Xia Zhihua (“Ms. Xia”) has been appointed as an additional supervisor and the chairlady of the board of supervisors of the Company. Ms. Xia’s appointment became effective on March 16, 2006. The biography of Ms. Xia is set out below.

(iii)	Amendment of the Articles of Association of the Company

The Articles of Association of the Company have been amended as follows:

The two occasions of “9 directors” be revised to “11 directors” in Article 88 and be read as follows:

“The Company shall have a board of directors, which consists of 11 directors, with 1 chairman and 1 vice chairman. Of the 11 directors, there shall be at least 1 non-executive director and at least 3 independent non-executive directors.”

The amendment of the Articles of Association is subject to the approval of the China Insurance Regulatory Commission and is pending for filing to the China Securities Regulatory Commission for record.

Commission File Number 001-31914

The Board sends its warmest welcome to Mr. Ma for his appointment as a director of the Company and to Ms. Xia for her appointment as a supervisor of the Company.

BIOGRAPHY OF THE NEWLY APPOINTED DIRECTOR OF THE COMPANY

Mr. Ma, aged 63, has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since March 2003. He was the chairman of China Insurance Regulatory Commission from November 1998 to March 2003. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From December 1995 to November 1998, he served as the chairman and president of former China Insurance Group Company. From June 1994 to December 1995, he served as chairman and president of former People’s Insurance Company of China. From 1982 to 1994, Mr. Ma served as deputy chief of Agricultural Credit Division of Agricultural Bank of China, Anhui Branch, vice governor of Anhui Branch, vice governor and governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University.

Save as disclosed herein, Mr. Ma doesn’t have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Ma does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Ma has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Mr. Ma and the Company at present. Mr. Ma will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Mr. Ma will be entitled to an annual director fee to be determined by the board of directors of the Company with reference to his duties and responsibilities.

Save as disclosed above, the Board is not aware of any matter in relation to Mr. Ma that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Ma’s appointment.

BIOGRAPHY OF THE NEWLY APPOINTED SUPERVISOR OF THE COMPANY

Ms. Xia, aged 50, has been a member of supervisory committee of CLIC, the Company’s controlling shareholder, and a full time supervisor of the supervisory board of China Export & Credit Insurance Corporation since August 2003. From November 2001 to August 2003, she was a member of supervisory board of China Great Wall Asset Management Corporation, and a member of supervisory board and administrator of General Office of China Economic Development Trust & Investment Corporation. From March 2001 to November 2001, she was a member of supervisory board and deputy administrator of General Office of China Great Wall Asset Management Corporation. She was assistant inspector of the Treasurer Department of Ministry of Finance from June 2000 to March 2001. From July 1998 to June 2000, Ms. Xia served as a deputy head of Finance Department of Ministry of Finance. From December 1991 to July 1998, Ms. Xia served the following positions: deputy division chief, division chief, and deputy department head of Domestic Debt Division of Debt Management Department of Ministry of Finance. Ms. Xia graduated from Economics Department of Xiamen University and received BA degree in Politics and Economics and MA degree in World Economics.

Commission File Number 001-31914

Save as disclosed herein, Ms. Xia doesn’t have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Ms. Xia does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Xia has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Ms. Xia and the Company at present. Ms. Xia will be subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Company’s Articles of Association. Ms. Xia will be entitled to a fee to be determined by the Board with reference to her duties and responsibilities.

Save as disclosed above, the Board is not aware of any matter in relation to Ms. Xia that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Ms. Xia’s appointment.

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao and Mr. Wu Yan; the non-executive directors are Mr. Miao Fuchun and Mr. Shi Guoqing; the independent non-executive directors are Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi, Mr. Cai Rang and Mr. Ma Yongwei.

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, March 16, 2006